Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

This Contract or Certificate is endorsed to add at the end of the Surrender Value provision the following:

The surrender fee of 2% is not deducted for a surrender from the Reserve, or from a Participant's Individual Account, when:

(a) no less than 9 deposit cycles have been completed for the Annuitant, or the said Participant; and

(b)    the Annuitant or the said Participant is no less than age 59 1/2.

Endorsed and made a part of this Contract or Certificate on:

(a)    the Date of Issue (Effective Date) of the Contract; or

(b) the effective date of coverage under the Group Contract of the Participant named in the Certificate.

                                   /s/ William O. Bailey
                                   President